                      JACOBSON RESONANCE ENTERPRISES, INC.
                         Mission Bay Office Plaza, #300
                               20283 State Road 7
                              Boca Raton, FL 33498



                                  April 4, 2005

Securities and Exchange Commission
Washington, D.C. 20549

                  Re:      Application for Withdrawal
                           Registration Statement on Form SB-2, filed
                           February 4, 2002 File No. 333-82092

Dear Sir/Madam:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, this is to apply for withdrawal of the captioned Registration Statement. The equity line covered by the Registration Statement will not be utilized by the Company.

         No securities were sold in connection with the offering.

         If you have further questions about this application, or you need additional information, please contact Michael Paige at (202) 457-6696.

                                Very truly yours,

                                /s/ Jerry I. Jacobson
                                Dr. Jerry I. Jacobson, Chief Executive Officer